FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

August 12, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

Management's Discussion and Analysis

Six Months Ended June 30, 2004

August 5, 2004

_____________________________________________________________________________

Lumina Copper Corp. is a resource exploration company with a focus on developing and advancing copper exploration projects in North and South America.   Lumina's head office is located in Vancouver, Canada.  The Company's common shares traded on the TSX Venture Exchange under the symbol "LUM".  On July 13, 2004, the Company's common shares were delisted from the TSX Venture Exchange and on July 14, 2004, the Company's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "LCC".  On May 10, 2004, the Company's common shares commenced trading on the American Stock Exchange ("AMEX") under the symbol "LCC".

This management's discussion and analysis ("MD&A") focuses on significant factors that affected Lumina Copper Corp. and its subsidiaries (collectively "Lumina" or "the Company") during the six months ended June 30, 2004 and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the six months ended June 30, 2004.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the periods ended June 30, 2004 and March 31, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003, and the notes thereto.

The information in the MD&A may contain forward-looking statements. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Lumina's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the six months ended June 30, 2004 and to the date of this MD&A.  Activity during the period was primarily focused on a drilling program at Lumina's Regalito property.

CHILE

Regalito Property

In February 2004, the Company initiated a drilling program at the Regalito property.  As of the date of this report, approximately half of the 23,500-meter program has been completed and assay results have been released for 30 holes.  Results are highlighted by hole RG 04-18 that returned 376 meters grading 0.58% copper of which 64% of the contained copper is leachable, including 52 meters grading 1.14% copper, and RG 04-36 that returned 232 meters grading 0.59% copper of which 87% of the contained copper is leachable, including 132 meters grading 0.78% copper.  For a complete synopsis of the drill program to date, please refer to Lumina news releases: NR 04-08, dated April 8, 2004, NR 04-11, dated June 1, 2004, NR 04-13, dated July 7, 2004, NR 04-16, dated July 26, 2004, which can be viewed on Lumina's website at www.luminacopper.com and on sedar at www.sedar.com .

In general, the results to date indicate that the supergene blanket at Regalito is still open in all directions laterally, probably deepening to the northwest of the ridge, with the potential to extend the vertical thickness of the blanket over significant areas of its known extent.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

August 5, 2004

_____________________________________________________________________________

In July, an additional RC drilling rig was added to the three rigs (2 DD, 1RC) already operating on the property. A metallurgical testing program, with the assistance of SGS Lakefield in Santiago, is underway.  The preliminary economic evaluation has been completed with the assistance of AMEC and will be further refined as new drill results are received.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person's Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina's website at www.luminacopper.com and on SEDAR at www.sedar.com.

Relincho Property

In January 2004, Lumina closed the agreement to acquire a 100% interest in the Relincho property for consideration of US$6 million, consisting of US$1 million cash (paid in January, 2004), and US$5 million, payable within three years of signing, subject to a top up guarantee in an amount equal to the difference between the proceeds received by the option on sale of any shares paid and US$5,000,000.  Lumina may pay such amount in shares.

Relincho is located in the 3rd region of Chile and hosts a cluster of five large, porphyry copper hydrothermal centres.  One of these centres has seen extensive exploration, and it hosts a significant mineral resource. The Company retained Robert Cinits P.Geo. and Denis Boivin P.Geo., of AMEC Peru S.A. to prepare a Technical Report and mineral resource estimation on the Relincho Porphyry in conformance with the requirements set out in National Instrument 43-101.  The report may be viewed on SEDAR at www.sedar.com and on Lumina's website at www.luminacopper.com.

No exploration work was conducted on the Relincho property during the six months ended     June 30, 2004.

Vizcachitas Property

No exploration work was conducted on the Vizcachitas Property during the six months ended June 30, 2004.

PERU

Galeno Property

Adjoining the Galeno property is the Molino mining concession. In March 2004, Lumina acquired from New Inca Gold Ltd. and its Australian partner, AKD Ltd, (collectively "the Partners"), the Partners' interest in the leasehold rights to the Molino mining concession.  Lumina paid the Partners a cash consideration of US$300,000 and will also pay a Net Profits Interest of up to 20% depending on the timing of production from the concession. The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006.

No exploration work was conducted at Galeno or Molino during the six months ended June 30, 2004.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

August 5, 2004

_____________________________________________________________________________

Pashpap Property

During the six months ended June 30, 2004, the Company conducted a program of geophysics and rock geochemistry over the "Octobre12" undrilled porphyry target on the property.  The results of the study confirm that the "Octobre 12" porphyry is a viable exploration target.

ARGENTINA

Taca Taca Property

No exploration work was conducted at Taca Taca during the six months ended June 30, 2004.

San Jorge Property

No exploration work was conducted at San Jorge during the six months ended June 30, 2004.

CANADA

Casino Property

In March 2004, the Company received an updated report on the mineral resources present on the Casino Property by Eric Titley, P.Geo who served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 and his third party opinion as to compliance by Lumina with National Instrument 43-101. The report estimates that existing Measured and Indicated mineral resources are as follows:

Material	Cut-off	Tonnes (mm)	Au g/t	Cu %	Cu Eq % (1)	Au oz	Cu lbs
Supergene Oxide	0.3% Cu Eq	42	0.35	0.33	0.66	471,910	305,557,560
Supergene
Sulphide	0.3% Cu Eq	124	0.32	0.32	0.66	1,273,836	874,785,280
Hypogene	0.3% Cu Eq	798	0.22	0.20	0.48	5,635,955	3,518,541,600

(1)Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) + (Mo%x99.21/17.64) using metal prices of US$0.80 a pound for copper,US$350 per ounce for gold and US$4.50 a pound for molybdenum.  The contained copper, gold, molybdenum and copper-equivalent represent estimated contained metal in the ground, and have not been adjusted for metallurgical recoveries of gold, copper and molybdenum.

The report may be viewed on SEDAR at www.sedar.com and on Lumina's website at www.luminacopper.com.

In May 2004, the Company issued a warrant to Great Basin Gold Ltd. for the purchase of 100,000 common shares exercisable at a price of $5.80 per share on or before May 21, 2006, pursuant to the terms of its option agreement.

No exploration work was conducted at Casino during the six months ended June 30, 2004.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

August 5, 2004

_____________________________________________________________________________

Redstone Property

No exploration work was conducted at Redstone during the six months ended June 30, 2004.

Hushamu Property

No exploration work was conducted at Hushamu during the six months ended June 30, 2004.

OPERATING RESULTS

For the six months ended June 30, 2004, the Company incurred a loss of $760,084.  The loss for the quarter ended June 30, 2004 was $506,636.

General and administrative expenses for the three month periods ended June 30, 2004 ("Q2") and March 31, 2004 were $544,725 and $261,274 respectively.

During Q2, the Company incurred legal and regulatory fees of approximately $110,000 in connection with its application for listings on AMEX and the TSX.  Stock based compensation in the amount of $149,545 was recognized in connection with incentive stock options and performance units.

Investor relations expenses, in the aggregate of $151,023 for Q2, were incurred in connection with attendance and participation at trade shows and conferences and the preparation of materials and publications in connection with presentations at trade shows.  Lumina also retained the services of O&M Partners, a New York based investor relations firm, to increase awareness about the Company, its properties and its activities amongst U.S. based fund managers.

Other income and expenses for Q2 included interest income earned on cash reserves in the amount of $20,639, a foreign exchange gain of $31,743 and property investigation expenses of $14,293 incurred in connection with the ongoing search for new acquisitions.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies are outlined within Note 3 to the audited consolidated financial statements of the Company for the year ended December 31, 2003.  These accounting policies have been applied consistently for the six months ended June 30, 2004.

The table below sets out the quarterly results for the past 5 quarters.  Results for the quarterly periods prior to June 30, 2003 (prior to the completion of the RTO with CRS Copper Resource Corp. on May 23, 2003) have not been presented as the information is not considered meaningful.

Quarters ended:	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003	Jun. 30, 2003
Revenue	$ -	$ -	$ -	$ -	$ -
General & administrative expenses	544,725	261,274	796,025	283,910	281,912
Other income (expenses)	38,089	7,826	27,638	(12,221)	15,857
Loss for the period	(506,636)	(253,448)	(768,387)	(296,131)	(266,055)
Basic and diluted loss per share	(0.04)	(0.02)	(0.08)	(0.03)	(0.10)

Management's Discussion and Analysis

Six Months Ended June 30, 2004

August 5, 2004

_____________________________________________________________________________

Liquidity and Capital Resources

As at June 30, 2004 the Company had cash and cash equivalents of $7,820,466 and working capital of $7,059,723, compared to cash and cash equivalents of $3,469,372 and working capital of $3,010,783 at December 31, 2003.  The significant improvement in cash reserves was due to a private placement for net proceeds of $8,152,153, which was completed in January, 2004.

The private placement consisted of 2,030,200 units issued at a price of $4.25 per unit.  The Company received proceeds of $8,152,153, net of agent's fees and other issue costs in the aggregate of $476,197.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.  The net proceeds of the financing will be used to fund current projects, future acquisitions and for general working capital purposes.

During the six month period, the Company also issued 562,783 common shares for cash proceeds of $851,675, pursuant to the exercise of warrants and options.  As at June 30, 2004, the Company had a total of 13,964,434 common shares outstanding.

The Company has no long term debt obligations.

For the three months ended June 30, 2004, the Company expended $369,484 on operating activities.  Cash provided by financing activities totalled $170,677, which consisted primarily of cash received from the exercise of warrants.  Cash used in investing activities totalled $1,639,733, consisting of $19,440 for the purchase of office equipment and $1,620,293 expended on mineral property expenditures.  The amount spent on mineral property expenditures was expended primarily on the Regalito property drilling program and for the purchase of the Molino property.

Subsequent to June 30, 2004, the Company issued 13,100 common shares for cash proceeds of $19,650, pursuant to the exercise of warrants.

Based on the Company's working capital at June 30, 2004 of $7,059,723, management believes that the Company's liquid assets are sufficient to achieve the Company's planned corporate and administrative expenses for the next 24 months.

Related Party Transactions

The Company paid $62,500 for management and geological consulting services to a director and a company controlled by a director.

Risks and Uncertainties

The Company's principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, metal prices, political and economical.

Seven of the Company's mineral properties are in foreign countries and as such, that portion of the Company's business may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to those foreign countries.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

August 5, 2004

_____________________________________________________________________________

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company's mineral properties currently have mineralization reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

In order to gain an understanding of the many and varied risks the Company may be exposed to, readers are directed to the Company's MD&A for the year ended December 31, 2003, which may be found on SEDAR at www.sedar.com.

Other

Additional information about the Company may be found on www.sedar.com and on the Company's website at www.luminacopper.com.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

The unaudited consolidated financial statements, and accompanying notes thereto, for the period ended June 30, 2004 have not been reviewed by the Company's independent auditors.

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS (expressed in Canadian dollars)
	June 30,	December 31,
	2004	2003
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,820,466	$3,469,372
Receivables	30,279	51,966
Prepaid expenses	56,736	3,852

	7,907,481	3,525,190

EQUIPMENT (Note 3)	58,553	38,812

MINERAL PROPERTIES (Note 4)	10,231,453	5,598,592

	$18,197,487	$9,162,594

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$828,158	$89,069
Accrued liabilities	19,600	43,000
Property purchase obligations (Note 6)	-	382,338

	847,758	514,407

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)	19,384,694	11,523,003

CONTRIBUTED SURPLUS	10,485	10,485

STOCK OPTIONS (Note 8)	508,499	436,097

WARRANTS (Note 9)	2,819,544	1,292,011

DEFICIT	(5,373,493)	(4,613,409)

	17,349,729	8,648,187

	$18,197,487	$9,162,594

Subsequent events (Note 14)

APPROVED BY THE DIRECTORS
"Anthony Floyd"
Director
"Robert Pirooz"
Director

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (expressed in Canadian dollars) (Unaudited)
	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

GENERAL AND ADMINISTRATIVE EXPENSES
Investor relations and promotion	$151,023	$26,071	$205,141	$26,773
Stock-based compensation	149,545	37,000	186,545	81,805
Legal	47,037	19,089	102,435	23,056
Regulatory and transfer agent fees	69,067	10,258	80,932	27,758
Management and consulting services	38,006	28,790	59,881	52,540
Accounting and audit	34,465	17,304	56,374	30,065
Corporate development	27,041	-	55,113	-
Office and administration	25,654	15,883	54,109	38,592
Amortization	2,887	-	5,469	1,323

	544,725	154,395	805,999	281,912

OTHER INCOME (EXPENSE)
Foreign exchange gain	31,743	-	17,907	-
Interest income	20,639	5,424	59,358	19,795
Property investigations	(14,293)	(1,685)	(31,350)	(3,938)

	38,089	3,739	45,915	15,857

NET LOSS FOR THE PERIOD	(506,636)	(150,656)	(760,084)	(266,055)

DEFICIT, BEGINNING OF PERIOD	(4,866,857)	(3,472,234)	(4,613,409)	(3,356,835)

DEFICIT, END OF PERIOD	$ (5,373,493)	$ (3,622,890)	$ (5,373,493)	$ (3,622,890)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.03)	$(0.06)	$(0.10)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,930,533	4,491,915	13,699,966	2,640,592

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in Canadian dollars) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(506,636)	$(150,656)	$(760,084)	$(266,055)
Items not involving cash:
Amortization	2,887	-	5,469	1,323
Stock-based compensation	149,545	37,000	186,545	81,805

Net changes in non-cash working capital items:
Receivables	(8,557)	(68,833)	21,687	(79,784)
Prepaid expenses	(4,701)	(10,021)	(52,884)	(10,021)
Accounts payable	1,089	114,063	26,308	56,654
Accrued liabilities	(3,111)	-	(23,400)	-

	(369,484)	(78,447)	(596,359)	(216,078)

FINANCING ACTIVITIES
Shares and warrants issued for cash, net of issue costs	170,677	470,575	9,003,828	470,575
Cash received for subscriptions receivable	-	-	-	600,000
Mineral property purchase obligations	-	-	(382,338)	-

	170,677	470,575	8,621,490	1,070,575

INVESTING ACTIVITIES
Cash acquired on acquisition of Lumina, net of acquisition costs	-	349,338	-	349,338
Purchase of equipment	(19,440)	(18,308)	(25,210)	(32,495)
Expenditures on mineral properties	(1,620,293)	(333,655)	(3,648,827)	(396,991)

	(1,639,733)	(2,625)	(3,674,037)	(80,148)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,838,540)	389,503	4,351,094	774,349

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,659,006	2,718,029	3,469,372	2,333,183

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,820,466	$3,107,532	$7,820,466	$3,107,532

Supplemental cash flow information (Note 11)

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (expressed in Canadian dollars) (Unaudited)
	Common Shares		Deficit Accumulated during the	Total Shareholders'
	Number	Amount	Exploration Stage	Equity

Balance, December 31, 2003	11,371,451	$11,523,003	$(4,613,409)	$8,648,187

Common shares issued for cash	2,030,200	6,859,475	-	6,859,475
Common shares issued on exercise of options	75,533	120,800	-	120,800
Recognition of compensation expense on options exercised	-	40,143	-	40,143
Common shares issued on exercise of warrants	487,250	730,875	-	730,875
Fair value of warrants exercised	-	36,398	-	36,398
Recognition of compensation expense on shares issued by CRS in 2002 (Note 7(e))	-	74,000	-	74,000
Stock based compensation on unexercised vested options (Note 8(b))	-	-	-	112,545
Stock based compensation on exercised options (Note 8(b))	-	-	-	(40,143)
Fair value of unexercised warrants, net (Note 9)	-	-	-	1,527,533
Net loss for the period ended June 30, 2004	-	-	(760,084)	(760,084)

Balance, June 30, 2004	13,964,434	$19,384,694	$(5,373,493)	$17,349,729

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

1.

NATURE OF OPERATIONS

Lumina Copper Corp. is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations.  The Company's continuing operations as intended are dependent on management's ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and they include the accounts of Lumina Copper Corp. and its subsidiaries.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2003.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2003.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Comparative amounts

On May 23, 2003, Lumina Copper Corp. ("LCC") acquired 100% of the outstanding securities of CRS Copper Resource Corp. ("CRS"), consisting of common shares and warrants to purchase CRS shares.  As the former shareholders of CRS held, directly or indirectly, a majority of the outstanding shares of LCC following the acquisition, CRS was identified as the acquirer of LCC in the business combination and the transaction was accounted for as a reverse take-over using the purchase method of accounting.  Pursuant to accounting guidelines for a reverse take-over, the comparative amounts presented in the consolidated statements of operations and deficit and the consolidated statements of cash flows are based on the unaudited financial statements of CRS for the six months ended June 30, 2003 and on the unaudited financial information for Lumina for the period from May 23, 2003 to June 30, 2003.

Certain comparative amounts for the period ended June 30, 2003 have been reclassified to conform with the current period's presentation.

3.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Furniture and computer equipment	$ 69,599	$ 11,046	$ 58,553

4.

MINERAL PROPERTIES

At June 30, 2004, the Company's mineral properties are comprised of properties located in North and South America.

	Canada	Argentina	Peru	Chile	Total

Balance, December 31, 2003	$ 1,128,632	$ 952,469	$ 250,646	$ 3,266,845	$ 5,598,592

Property acquisition costs	271,253	-	540,768	1,304,388	2,116,409

Property exploration costs
Drilling	-	-	16,800	1,158,267	1,175,067
Geological	4,660	11,093	63,789	263,472	343,014
Taxes and filing fees	28,080	15,223	18	231,813	275,134
Value added tax	-	-	16,838	251,591	268,429
Field office and administration	75	35,984	9,247	126,764	172,070
Travel and accommodation	2,335	2,996	20,817	69,860	96,008
Sample analysis	-	-	2,897	51,602	54,499
Geophysical	-	-	53,941	-	53,941
Legal	-	16,261	788	16,950	33,999
Project management	2,100	4,200	10,808	14,100	31,208
Maps and reports	800	-	-	12,283	13,083

Additions during period	309,303	85,757	736,711	3,501,090	4,632,861

Balance, June 30, 2004	$ 1,437,935	$ 1,038,226	$ 987,357	$ 6,767,935	$10,231,453

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

Canada

	Casino	Redstone	Hushamu	Total

Balance, December 31, 2003	$172,452	$796,545	$159,635	$1,128,632

Property acquisition costs	271,253	-	-	271,253

Property exploration costs
Taxes and filing fees	100	27,980	-	28,080
Geological	3,760	-	900	4,660
Travel and accommodation	-	-	2,335	2,335
Project management	-	-	2,100	2,100
Maps and reports	-	-	800	800
Field office and administration	-	27	48	75

Additions during period	275,113	28,007	6,183	309,303

Balance, June 30, 2004	$ 447,565	$ 824,552	$ 165,818	$ 1,437,935

(a)

Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option can be maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange (the "Listing Date") or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

(ii)

issuing warrants to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 in 2003);

(iii)

issuing a warrant to purchase another 100,000 shares of the Company exercisable at a price of $5.80 per share on or before May 21, 2006 (issued at an ascribed fair value of $271,253 on May 21, 2004);

(iv)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2005 at the maximum discount price possible, exercisable for a period of two years;

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

(b)

Redstone Property

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Company acquired a 100% interest in the Redstone Property by paying an aggregate of US $500,000 (paid in stages to March 24, 2004) and a net smelter returns royalty ranging from 3% to 4%, depending on the prevailing commodity price of copper.

A debenture for US $400,000 which bore interest at 0% if payments were made on time, and  at 15% if a payment was late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Company's obligations under the agreement.  Upon making the final payment of US $300,000 on March 24, 2004, the debenture was discharged.

(c)

Hushamu Property

The Company owns a 100% interest in the Hushamu property, which consists of 144 mineral claims located on northern Vancouver Island, British Columbia.

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2003	$ 506,971	$ 445,498	$ 952,469

Property exploration costs
Field office and administration	21,887	14,097	35,984
Legal	-	16,261	16,261
Taxes and filing fees	15,223	-	15,223
Geological	7,391	3,702	11,093
Project management	2,100	2,100	4,200
Travel and accommodation	2,996	-	2,996

Additions during period	49,597	36,160	85,757

Balance, June 30, 2004	$ 556,568	$ 481,658	$ 1,038,226

(d)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. a non-refundable deposit of US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA ("Corriente").  The Company also incurred legal and consulting fees related to this acquisition.  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

The purchase price agreed to is as follows:

(i)

US $25,000 on closing (paid in 2002);

(ii)

US $25,000 and 100,000 of the Company's shares on the first anniversary of the agreement date (paid and issued in 2003);

(iii)

100,000 of the Company's shares on the second and third anniversaries of the agreement date;

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

Should the acquisition be completed, it will be accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

(e)

San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. ("San Jorge"), a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 (paid in 2003) and issuing common shares of the Company valued at US$100,000 (81,875 shares issued in 2003).  San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining estacas (444.6 hectares) located in the Las Heras department of the Province of Mendoza, Argentina.

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2003	$182,409	$68,237	$250,646

Property acquisition costs	540,768	-	540,768

Property exploration costs
Geological	23,098	40,691	63,789
Geophysical	-	53,941	53,941
Travel and accommodation	13,771	7,046	20,817
Value added tax	3,536	13,302	16,838
Drilling	16,800	-	16,800
Project management	7,704	3,104	10,808
Field office and administration	6,381	2,866	9,247
Sample analysis	-	2,897	2,897
Legal	341	447	788
Taxes and filing fees	18	-	18

Additions during period	612,417	124,294	736,711

Balance, June 30, 2004	$794,826	$192,531	$987,357

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

(f)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asuncion Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $ 10,000	Upon signing (paid in 2003)
US $ 20,000	July 25, 2003 (paid in 2003)
US $ 50,000	October 25, 2003 (paid in 2003)
US $ 100,000	April 25, 2004 (paid in 2004 )
US $ 300,000	April 25, 2005
US $ 400,000	April 25, 2006
US $ 1,120,000	April 25, 2007

The 2004 to 2007 payments are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price should the average price of copper be less than $1 per pound.  50% of the payment due in 2004 and 100% of the 2005 to 2007 payments may be made in shares of LCC.  The payment due on April 25, 2007 may be deferred for up to three years provided payments of US $100,000 (the "penalty payments") are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two Peruvian companies which, collectively, own a 100% leasehold interest in the Molino mining concession.  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  Consideration for the acquisition is US$300,000, which was paid in April, 2004.  The vendors retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.  The acquisition has been accounted for as an asset purchase.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

(g)

Pashpap Property

The Company owns a 100% interest in 8 copper concessions located in northern Peru.

Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2003	$ 105,809	$ 3,106,086	$ 54,950	$ 3,266,845

Property acquisition costs	16,188	-	1,288,200	1,304,388

Property exploration costs
Drilling	1,158,267	-	-	1,158,267
Geological	193,624	29,950	39,898	263,472
Value added tax	228,071	1,337	22,183	251,591
Taxes and filing fees	90,692	5,522	135,599	231,813
Field office and administration	118,868	355	7,541	126,764
Travel and accommodation	67,469	255	2,136	69,860
Sample analysis	51,602	-	-	51,602
Legal	12,039	1,901	3,010	16,950
Project management	9,500	-	4,600	14,100
Maps and reports	10,906	1,343	34	12,283

Additions during period	1,957,226	40,663	1,503,201	3,501,090

Balance, June 30, 2004	$ 2,063,035	$ 3,146,749	$ 1,558,151	$ 6,767,935

(h)

Regalito Property

Pursuant to a letter of intent executed on October 16, 2003, the Company was granted the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make cash payments in the aggregate of US$900,000 over an 8 year period as follows:

Committed Cash Payments	Potential Cash Payments	Due Date

US $ 25,000	US $ 200,000	October 16, 2004
US $ 50,000	US $ 200,000	October 16, 2005
US $ 75,000	US $ 200,000	October 16, 2006
US $ 100,000	US $ 200,000	October 16, 2007
US $ 125,000	US $ 200,000	October 16, 2008
US $ 150,000	US $ 200,000	October 16, 2009
US $ 175,000	US $ 200,000	October 16, 2010
US $ 200,000	US $ 200,000	October 16, 2011

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

In the event copper prices exceed $1.00 per pound for an entire calendar year at any time during the 8 year period, the Company shall pay a minimum of US$200,000 in respect of the payment required for that year.  After the 8th year of the agreement, should the price of copper exceed $1.00 per pound for any entire calendar year, the Company will pay advance payments of US$200,000 per year until the commencement of commercial production and thereafter, the Company will pay a net smelter royalty of 1% to 3% depending on the price of copper.  Upon achieving commercial production, should the royalty payment in the first calendar year exceed US$200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US$200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company also paid certain current and past annual concession maintenance payments in the aggregate of US$53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

(i)

Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the Company (issued in 2003) and 500,000 warrants (issued in 2003) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007.

In the event the combined value of the shares and the warrants does not exceed $5 million during the 48 month period from the closing date of the agreement, then on expiry of the warrants, the Company shall pay the vendors the difference between the combined value and $5 million.  This obligation has now been fulfilled upon the value of the shares and warrants exceeding $5 million.

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which is located near Santiago, Chile and consists of 19 exploration concessions.

(j)

Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company was granted an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US$6,000,000 payable as follows:

(i)

US$1,000,000 (paid in 2004); and

(ii)

US$5,000,000 on or before January 9, 2007, payable at the Company's option in cash or shares.

The mining rights are subject to mortgages registered against their titles in favour of the former owners of the property.  Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

5.

RELATED PARTY TRANSACTIONS

The Company paid $62,500 (2003 - $62,500) for management and geological consulting services to a director and a company controlled by a director.

6.

MINERAL PROPERTY PURCHASE OBLIGATIONS

The balance of US $300,000 owed in respect of the acquisition of the Redstone Property (Note 4(b)), was paid in full in March, 2004.

7.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares without par value

100,000,000 preferred shares without par value

(b)

Issued and outstanding

	Number of Shares	Amount
Common shares:

Balance, December 31, 2003	11,371,451	$11,523,003

Issued for cash:
Private placement, net of issue costs (Note 7(c))	2,030,200	6,859,475
Issued for cash and other consideration:
Exercise of options (Note 8)
- for cash	75,533	120,800
- fair value of options exercised	-	40,143
Exercise of warrants (Note 9)
- for cash	487,250	730,875
- fair value of warrants exercised	-	36,398

Recognition of compensation expense (Note 7(e))	-	74,000

Balance, June 30, 2004	13,964,434	$19,384,694

(c)

Private Placement

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,152,153, net of agent's fees and other issue costs in the amount of $476,197.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.  The net proceeds have been allocated as $6,859,475 to the common shares and $1,292,678 to the warrants.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

7.

SHARE CAPITAL  (continued)

(d)

Shares held in escrow

(i) Issued into escrow on reverse takeover on May 23, 2003 to be released in four instalments of 1,422,000 each in six month intervals commencing May 23, 2003.	5,688,001

(ii) Issued into escrow under a Voluntary Pooling Agreement in November, 2002. One-third of these shares are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.	600,000

(iii) Released from escrow	(4,466,000)

Shares in escrow at June 30, 2004	1,822,001

(e)

Compensation expense

Included in the share capital of CRS were 5,060,000 units that were issued during 2002 for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant.  One whole warrant entitles the holder to purchase one additional common share at $1.50 for two years commencing on the date the Company's shares are publicly traded.  The units have an ascribed fair value of $0.75 per unit.

Of these units, a total of 600,000 units were issued for services to be rendered after issuance.  One-third of these units are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.  As at June 30, 2004, a total of 400,000 units remain in escrow. Compensation expense related to the units, in the amount of $148,000 per annum, is recognized evenly over the period that they are held in escrow under the Voluntary Pooling Agreement (Note 7(d)(ii)).  For the six months ended June 30, 2004, compensation expense in the amount of $74,000 has been recorded.

8.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company's stock option plan, the Company may grant options for the purchase of up to 1,392,443 common shares. Options granted under the plan vest over time at the discretion of the board of directors.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

8.

STOCK OPTIONS  (continued)

A summary of the Company's stock options as at June 30, 2004 and changes during the period then ended is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2003	823,066	$2.06

Granted	165,000	$7.98
Exercised	(75,533)	$1.60

Outstanding at June 30, 2004	912,533	$3.17

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

22,533	September 5, 2005	$1.50	22,533	$1.50
15,000	June 21, 2006	4.90	15,000	4.90
150,000	April 20, 2007	8.29	-	-
500,000	June 6, 2008	1.65	400,000	1.65
25,000	August 8, 2008	1.60	12,500	1.60
150,000	October 17, 2008	3.20	50,000	3.20
50,000	December 17, 2008	4.00	25,000	4.00

912,533		$3.17	525,033	$1.99

(b)

Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Balance, December 31, 2003	823,066	$405,007	$436,097

Granted to non-employees	15,000	-	34,495
Granted to employees	150,000	575,850	-
Employee options vested	-	(78,050)	78,050
Employee options exercised	(75,533)	-	(40,143)

Balance, June 30, 2004	912,533	$902,807	$508,499

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

8.

STOCK OPTIONS  (continued)

The fair value of stock options used to calculate the compensation expense related to the stock options granted to employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	2.77%
Expected dividend yield	-
Expected stock price volatility	85%
Expected option life in years	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9.

WARRANTS

The following summarizes warrant activity during the period:

	Number of
	Warrants	Amount

Balance, December 31, 2003	5,534,125	$1,292,011

Issued in private placement (Note 7(c))	1,015,100	1,292,678

Issued on acquisition of Casino property (Note 4(a)(iii))	100,000	271,253

Warrants exercised during the period	(487,250)	(36,398)

	627,850	1,527,533

Balance, June 30, 2004	6,161,975	$2,819,544

The fair value of the warrants issued during the period has been calculated based on the relative fair value of the shares and warrants issued as units.  The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	2.98%
Expected dividend yield	-
Expected stock price volatility	85%
Expected warrant life in years	2

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

9.

WARRANTS  (continued)

At June 30, 2004, the Company has outstanding warrants to purchase an aggregate 6,161,975 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Outstanding at June 30, 2004

$1.50	May 23, 2005	4,659,125	-	(412,250)	4,246,875
$1.50	May 23, 2005	375,000	-	(75,000)	300,000
$5.80	May 21, 2006	-	100,000	-	100,000
$3.20	December 19, 2007	500,000	-	-	500,000
$5.50	January 8, 2006	-	1,015,100	-	1,015,100

		5,534,125	1,115,100	(487,250)	6,161,975

10.

COMMITMENT

During 2003, the Company entered into a lease agreement for the rental of office premises for a five year period to March 31, 2008.  The cost of the entire premises is shared primarily between the Company and a company related by a common director.  The Company's proportionate share of minimum annual rental payments under this arrangement is approximately $24,000.

11.

SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003

Significant non-cash financing and investing activities

Warrants issued for mineral property payments	$ 271,253	$ 104,602

Shares issued for subscriptions receivable	-	600,000

Shares issued in reverse takeover	-	227,900
Warrants issued in reverse takeover	-	105,800
Options assumed in reverse takeover	-	20,000

During the period ended June 30, 2004, the Company received interest income in the amount of $59,358 (2003 - $19,795).

12.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 4 and $12,370 of equipment which is located in Chile.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

13.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash, receivables, payables and accruals. The fair value of all financial instruments approximates their recorded amounts.

14.

SUBSEQUENT EVENTS

The Company issued 13,100 common shares for cash proceeds of $19,650 pursuant to the exercise of warrants.